Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Forward-Looking Statements
This presentation contains forward-looking information about Inco and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services and projects; statements regarding business and financial prospects; financial multiples and accretion estimates; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be acceptable or may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to the metals and mining industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this presentation represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2004, and Inco’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005.
Important Legal Information
This presentation may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco will prepare and file, if required, a registration statement on Form F-8, containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge, and other documents with the SEC. Falconbridge, if required, will file other documents regarding the proposed merger with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to receive the registration statement and Inco’s other SEC filings free of charge at the SEC’s web site, www.sec.gov or from Inco’s media or investor relations departments.

INCO LIMITED
Moderator: Sandra Scott
October 11, 2005
9:00 am CT

Operator:	Ladies and gentlemen, thank you for standing by and welcome to the Inco offers to acquire Falconbridge conference call.

During the presentation all participants will be in a listen only mode. Afterwards, we will conduct a question and answer session. At that time if you have a question please press the 1 followed by the 4 on your telephone.

As a reminder this conference is being recorded today Tuesday, October 11, 2005.

I would now like to turn the conference over to Sandra Scott, Director Investor Relations Inco Limited. Please go ahead.

Sandra Scott:	Thank you and good morning. Thank you for joining us on this call, which is being webcast on a live listen only basis.

A news release was issued early this morning and can be obtained at www.inco.com and at www.falconbridge.com or by calling investor relations at 416-361-7670 or 416-982-7178.

Following this conference call a PDF version of our remarks will be available through a link on Inco’s and Falconbridge’s home pages.

I’ll begin with a few housekeeping items. First, we’re including news media and members of the public on this webcast on a live listen only basis.

Second, the safe harbor text appears on our webcast slides. This presentation contains forward-looking statements involving risks and uncertainties that are discussed in our filings with the SEC including filings we will make in connection with the offer.

The third item is investor information related to this communication, which you can see on the slide. Fourth is the compliance statements on mineral reserve estimates.

Fifth, all dollar amounts are in U.S. currency unless otherwise stated.

Joining me at our Toronto office are members of Inco’s and Falconbridge’s management teams. Their names are listed on the webcast slide.

Now I’ll pass the call onto Scott Hand.

Scott Hand:	Thank you Sandra. And good morning.

Today I will speak to you along with Falconbridge’s Derek Pannell, Falconbridge’s CEO Derek Pannell about the creation of a world class Canadian based mining and metals company. And as Sandra mentioned, other executives are here as well. For now, as two management teams but not for long. We’ll soon get one great management team together.

These exceptionally talented people are committed to leading one outstanding unified company to new heights of achievement and performance in our global industry.

Last evening the boards of Inco and Falconbridge unanimously approved the acquisition of Falconbridge by Inco and the two companies entered into a definitive support agreement covering the transaction. Today, we want to describe the strategic rationale for the agreement, give you an overview of the transaction, explain the financial highlights, outline milestones necessary to get the deal done, and address the compelling value proposition that it represents.

Creating a world class Canadian based metals and mining company is a great event for Inco’s and Falconbridge’s shareholders and for the people of the two companies, for everyone we serve in Canada and globally.

We’ll be the world leader in nickel and a leading copper company diversified geographically with outstanding growth prospects in nickel and copper given our unique product portfolio, strong cash flow, and financial strength to grow. We’ll be much more efficient also. We’ve already identified $350 million U.S. in annual synergies and the acquisition will be immediately significantly accretive.

The new Inco will be an excellent investment prospect given its enhanced size and liquidity in the North American stock markets. The offer is $34 Canadian per share or $0.6713 of an Inco common share plus Canadian 5 cents in cash subject to a prorating based on a maximum cash amount of $2.87 billion Canadian and a maximum of 200.7 million Inco common shares. This will put the ownership at 54% Inco and 46% Falconbridge on a fully diluted basis.

The company’s name will be Inco Limited. And the new Inco will be Toronto based. It will be Canada’s number one mining play and Canada’s fifth largest non-financial services company.

I will be Chairman and Chief Executive Officer. Reporting to me will be Derek Pannell as President, Steve Douglas as EVP and Chief Financial Officer, Peter Goudie EVP Marketing, Aaron Regent EVP Strategy and Corporate Development, Stuart Feiner, EVP and General Counsel, and Ron Aelick EVP Integration.

Derek’s direct reports will include Logan Kruger who will be responsible for the nickel operations and Peter Kukielski who will head up copper and the other metals operations.

Inco’s enterprise value will leapfrog all but a handful of metals and mining companies to about $24 billion. Its estimated earnings before interest, taxes, depreciation, and amortization will be around $4 billion, fifth highest among the metals and mining companies of the world.

The new Inco will be stronger, larger, and more diversified with perhaps the best operations, the best estimated reserves, the best growth projects, as well as a great global marketing position. It will be a major presence in North and South America, in Asia, in the south Pacific, and in Europe.

The new company will have a more diversified business profile with about half of the combined pro forma 2005 revenues from nickel, one third from copper, 10% from aluminum, and the balance from zinc, precious metals, and cobalt. We will be the world’s leading global nickel producer with an estimated combined annual output of some 735 million pounds based on Inco’s and Falconbridge’s 2005 production guidance. And we anticipate this will climb by about 35% to almost 1 billion pounds by the year 2009.

We’ll have diversified, fully integrated operations, a terrific cost position, and the ability to continue growing in New Caledonia, Indonesia, Tanzania, Brazil, and very importantly, right here in Canada.

We’re moving ahead at Voisey’s Bay and Goro. And by adding the world class assets of Falconbridge such as (Raglan) we will enhance our growth plans.

The new Inco will have great projects and great properties to meet demand for these metals as well as the financial and technical firepower to bring them on. These advantages reflect excellent prospects for our shareholders.

Combining the existing copper assets will make us a leading producer with a very favorable cost base and an annual output of 1.33 billion pounds based on Inco’s and Falconbridge’s current 2005 production guidance. And given our key properties addition, terrific assets, and pipeline of projects such as El Pachon and El Morro, the new Inco potentially could double annual copper production to 2.6 billion pounds by the year 2011. And just as the world needs more nickel, it needs more copper projects too and the new Inco will be in a position to deliver them.

We believe that we will have the best nickel and copper growth pipeline in the industry both greenfield and brownfield developments. Falconbridge also brings attractive assets in aluminum and zinc. Its cobalt and PGM production enhance our position and considering metals prices, these commodities should provide excellent cash flow to the new company.

And we intend to get immediate operating and corporate synergies rising to $350 million a year run rate on a pre-tax operating basis by the end of 2007. These synergies are unique to the combination of our two companies and so powerful for our future that we’ve designated a key role in the new Inco with Ron Aelick as EVP Integration to ensure that the tremendous organizational synergies are maximized.

And our estimate of the net present value of the synergies exceeds $2.5 billion U.S. after tax. And that’s equivalent to Canadian $8 for each Falconbridge share. Combining forces will allow the best use of the Sudbury processing facilities and enable metals production beyond what we each could have achieved alone.

This acquisition is a win-win for Sudbury. Great synergies, incremental long-term jobs, and much more investment as we accelerate mine development to meet the higher production goals. In the short term there will be some rationalizations in Sudbury, mainly through attrition and in other parts of the company. We have every intention of moving quickly to minimize uncertainty for our people. Therefore, attrition will be the first tool.

However, we will not simply wait for attrition to meet our objectives. The integration and planning to achieve the synergies is well advanced with a dedicated integration team in place.

Derek will speak about this and the synergies we expect. But suffice it to say they’re real, they are major, and we’re organized to get them.

From a financial perspective, what will Inco look like after the acquisition? Pro forma liquidity for the six months ended June 30, 2005 is about $1.6 billion with an additional undrawn credit facility capacity of $750 million. And for the same period pro forma cash flow from operations after changes in working capital is $1.25 billion. Fully committed financing for the cash portion of the transaction is in place.

The strength and diversity of our combined cash flows and operating base provide us with tremendous financial resources and flexibility and over the longer term this attribute should contribute to lowering our cost of capital. The new Inco will stay focused on maintaining our investment grade ratings.

The Inco board expects a sustainable dividend consistent with the financial requirements of a growing company for shareholders but recognizing that we should generate very strong cash flows with metals markets staying robust. The acquisition should be significantly accretive to Inco on a cash flow per share basis in the first year based on the current first call consensus mean estimates for the year 2006.

And from an adjusted earnings per share perspective the acquisition should be neutral for Inco in year one and significantly accretive in year number two. And the acquisition will be accretive to Inco on a net asset value per share basis in year number one.

Currently Inco and Falconbridge trade at a price to cash flow ratio of just over six times and we see the potential for multiple expansion given the enhanced size and the high quality of the assets of the new Inco. In our view nickel and copper top the list of the most desirable metals given rising demand, especially from China. And I say today as I’ve said before the bloom is not off the rose for nickel or for that matter for copper.

The implications of China in my view, as I’ve said before, are not economic rocket science. China’s living standards will rise, industrialization will continue with Inco involved for the long term in this great sea change in China. Strong demand growth will come from China, from near by countries and likely from India for many years to come. And don’t forget the OECD countries where economic indicators show continuing strong or improving economic conditions.

And the real challenge is to meet rising demand and the new Inco will play a central role. I’ve said again and again that nickel has the best prospects of any metal. That remains true. And now we’re adding much more copper, a metal that is selling close to record price levels and has an impressive future.

This is one of the greatest acquisitions in the metals and mining industry and one that many people have long thought should see the light of day. It’s happening now and I believe will offer very attractive future for the shareholders of Inco and for the shareholders of Falconbridge.

And now I’ll turn it over to Derek.

Derek Pannell:	Thank you Scott and good morning.

I will echo what Scott said and tell you that Falconbridge’s management is very positive about the transaction. The new Inco will not only be the leading nickel producer with an excellent copper position, it will have solid operating foundations, a marketing network in over 40 countries, and a strong financial position.

In terms of leadership it will have an excellent management team and employee base.

I would particularly like to emphasize that the acquisition will enhance shareholder value for both companies. After careful consideration, the Falconbridge board endorsed this transaction confident that it will provide immediate value to Inco’s and Falconbridge’s shareholder in the form of a premium.

Falconbridge shareholders will have significant ownership, 46% in the new Inco on a fully diluted basis and an exciting future. Significant additional shareholder value will be unlocked through synergies unique to the two companies. This transaction continues the positive momentum for Falconbridge shareholders.

Our leading position in estimated proven and probably nickel mineral reserves is a competitive advantage. We will have reserves containing about 8.5 million tons of contained nickel and the world’s best portfolio of brownfield and greenfield nickel properties with locations in Canada, New Caledonia, Indonesia, and the Dominican Republic plus exploration properties in other countries.

Voisey’s Bay is now producing concentrate in Labrador and development of Goro in New Caledonia and nickel rinse out in Sudbury is progressing. We plan to expand at PT Inco in Indonesia and Raglan in Quebec. We work with our partner SMSP and New Caledonia and France to get a development project for Koniambo that meets everyone’s needs.

We have spent considerable time, effort, and money to do just that. And we’re hopeful that we can achieve a successful resolution by year-end.

From a corporate perspective, our combined estimated proven and probably mineral reserves would total nearly 3 billion tons with a low cost, long life assets and operations in stable mining environments with well trained work forces. These include first-rate operations in Chile and Peru such as (Collahuasi) and (Antamina) and the recently expanded (Altonorte) smelter.

Even before realizing synergies from the transaction, we expect the new Inco’s nickel and copper cash production costs per pound to be in the lower half of the (Brook Hunt) cost curve assuming that uncontrollable costs like energy prices and currency levels remain within estimated ranges. In time we should do even better.

The company will be a leading cobalt producer. In addition, it will be the world’s third largest producer of zinc and supply 10% of the U.S. demand for aluminum. Our operations will generate excellent cash flow and also provide a stronger, more diverse economic and geographic platform.

We will have processing facilities around the world and the ability to enhance efficiency by directing ore and intermediate products to Sudbury, (Thompson), Wales, Japan, Taiwan Korea, or China. As the market changes we can shift nickel to applications and places where demand is stronger.

We should realize annual pre-tax synergies at a run rate of $350 million per year by the end of 2007 with over 75% achieved by the end of the first quarter of 2007. We’ll get 70% of the savings from operational synergies and the rest from overheads.

The estimated operating synergies would come from three main focuses. $120 million from feed flow optimization, $90 million from costs and other improvements, and $30 million from maximizing throughput. I’ll be brief here with just a top of the line view of each area.

The feed flow optimization thrust is based largely on our ability to mix and match Falconbridge processing facilities with Inco feeds and vice versa. For example, Inco’s McCreedy East mine is far from the Inco mill and has a much higher than average copper and PGM content, which causes variability of feed into Inco’s mill. Falconbridge Thayer-Lindsley mine has a nickel content consistent with other mines in the area and is close to the Inco mill. If we swap the feeds we can save on freight costs, reduce feed variability, and very importantly improve recoveries.

Another example of the operational opportunities created by this transaction is our plan to reconfigure the (Clarabelle) mill circuit to produce a separate copper concentrate, which will allow us to raise nickel smelting capacity and production in Sudbury while avoiding capital expenditures. The Inco copper concentrate would feed Falconbridge’s Kidd Creek smelter thereby reducing the freight charges and working capital currently associated with Kidd Creek South American Feed.

In terms of costs and other improvements in the competitive global industry a more efficient, productive, and competitive operation in Sudbury is key. We can streamline our procurement practices and gain economies of scale and we expect a one-time working capital reduction.

We can also reduce our combined support and services group in Sudbury by about 100 to 150 people. Many of the reductions will be possible through attrition but timing must be balanced with our objectives of fairness and speed.

Respect for employees has been a fundamental principle for both Inco and Falconbridge. Wherever rationalization is required, it will be approached in a way that offers as much support and understanding as possible to those affected. We do not see realizing synergies as an exercise in job reduction. In fact, growth opportunities should allow us over time to create more jobs both direct and indirect, particularly in new mine development.

The third major area of operational synergies, maximizing throughput, involves matching assets to processes and feeds in a manner that enhances our performance overall. We can greatly improve the economics of Falconbridge’s (Fraser Morgan) mine based on its proximity to and ability to share infrastructure with Inco’s (Coleman McCreedy) East mine, a mine that in turn can avoid $50 million in capital spending by using Falconbridge’s existing mine ventilation system.

These are very early days indeed. We believe there is potential to push synergies beyond the $350 million a year level.

Noranda and Falconbridge have recently been through many exciting changes. I’m very proud to have been part of the board and management team that lead the company toward the exciting growth opportunity we are describing today. Over the last few years we refinanced Noranda, started up and expanded two world class copper mines, discovered the best nickel all body Falconbridge ever owned, integrated aluminum assets from bauxite to foil, and this year we expect to produce an all time record nickel output. This momentum continued when we finally prevailed and realized our long-term ambition of bringing Noranda and Falconbridge together.

Of course, that is history and shareholders are more interested in the question of how this positive momentum can be maintained. I believe joining Falconbridge with Inco is the answer. I am fully committed with my team to work hand in hand with Scott to ensure the momentum is sustained and the transaction creates value and broadens opportunities for all our shareholders. As the global leader in nickel and a leading copper company, I’m confident that we’ll be able to do just that.

Inco will have a tremendous presence around the world. We’ll be the best positioned to grow in both nickel and copper. We’ll have a strong balance sheet and generate lots of cash. And the $350 million in annual synergies were already targeted underscore the unique benefits we can get from bringing Inco and Falconbridge together.

It will be a while before we enjoy the full rewards but the acquisition is significantly accretive right away. And we expect that the new Inco’s greater size of liquidity on the New York stock exchange and (TSX) will immediately broaden its appeal to investors.

With that, I’ll turn the call back to Scott.

Scott Hand:	Thanks Derek.

So where do we go from here?

We will need regulatory clearances from the authorities in Canada, the United States, and the European Union. We’re optimistic that this will happen within three months or so and to expedite the process Inco is prepared, if required, to divest Falconbridge’s Nikkelverk refinery in Norway and certain related marketing organizations as a post transaction event.

In this divestiture, if required, could happen through a sale, an IPO, or a distribution to the new Inco shareholders of shares of the company formed to own and operate these assets. Also if required, Inco would provide the refinery on an ongoing basis with intermediate product to meet its forecast needs consistent with what Falconbridge would have done.

We expect to soon mail a takeover bid circulars for the Falconbridge shares. The offer is subject to certain conditions including at least 66 and two thirds of the Falconbridge common shares being tendered, and of course, the regulatory clearances. And we expect the offer to be completed in early 2006 and to close in the first quarter of 2006.

This is a friendly transaction. And we’ve been working together closely to ensure that we fully capitalize on its benefits. Our comprehensive mutual due diligence is completed. Integration planning is well advanced through the work of a dedicated team. And while we prepare for a bright future we will also keep our focus on best practices in maximizing the performance of our existing core business.

We will build the new Inco and every aspect of the organization from the best of both worlds swiftly, surely, and strategically. The new company will be committed to the principles that Inco and Falconbridge share creating value for shareholders, dedication to safety, respect for the environment, supporting the communities where we operate, and ensuring a work place that shows consideration for employees, encourages the best practices, and offers the chance to thrive.

The new Inco will be a powerhouse and home to terrific people in crucial roles like exploration, process, and product R&D, project development, operations, and marketing. Management expertise is key to growth and we will deploy talented individuals to shape an exceptional management team.

I see us as the mining and metals company of choice for investors and for employees with a strong presence in and commitment to Canada but with a significant global reach.

So Derek and I and our management team and our boards, we’re all very excited about this new Inco. And I hope you are too. We’ve got a vibrant organization, a great business plan, and with our size and scope, a great future for both of our shareholders.

Thank you very much. And we’d be very happy to answer your questions now.

Operator:	Ladies and gentlemen, if you would like to register for a question, please press the 1 followed by the 4 on your telephone. You will hear a three tone prompt to acknowledge your request.

If your question has been answered and you would like to withdraw your registration, please press the 1 followed by the 3.

If using a speakerphone, please lift your handset before entering your request.

Once again, to register for a question, please press 1, 4. And the first question comes from the line of (Alberto Arias) with Goldman Sachs. Please proceed.

(Alberto Arias):	Yes. Good morning gentlemen. Scott, you mentioned that this transaction is NAV accretive. I was wondering what kind of long-term metal prices have you used to determine that?

Scott Hand:	We would be using, (Alberto), current metals prices for — forecast of current metals prices out to a sort of a near term period. And then we would go to a long-term metals price and at this point we don’t disclose specifically what metals prices that we’re using but I would say to you they’re very reasonable. They’re probably a little bit too conservative.

(Alberto Arias):	Okay. But it would be the same long-term prices that you use for the evaluation of Goro for instance?

Scott Hand:	Well, we use a range of metals prices because as you know, on Goro we used $3 nickel and $7 cobalt and so we would be using a range of prices to come up with that NAV accretion.

(Alberto Arias):	Okay. And a second part of my question, when you mentioned that $350 million of synergies, have you included any benefits of synergies within your product development pipeline? For instance, the benefits of Koniambo might have from your developments on Goro?

Scott Hand:	We have not yet at this point. As we’ve said to you — said to everybody, the $350 million is our best estimate. It’s not an estimate. It’s what we plan to do. But there’s a lot more to be gained. And that’s a good example where we haven’t even quantified what we can get in that area yet.

So that would be more icing on the cake.

(Alberto Arias):	All right. Thank you.

Scott Hand:	Thank you.

Operator:	Your next question will come from the line of John Hill with Citigroup. Please proceed.

(John Hill):	Well, first of all, congratulations on a really exciting transaction and what is likely to be a really exciting company as we move forward.

I was just wondering if you could help us understand the prioritization of projects. There’s obviously a lot on the plate between Tanzania, Koniambo, Frieda River, El Morro, El Pachon, etcetera. And if you could just perhaps instruct us as to how you plan to differentiate between those and balance the demands and capabilities you have.

Scott Hand:	Well, you know, John we put together these management teams that have got a lot of capabilities to do a lot of things. But you’re absolutely right, focus is key. But you know, we’ve got a great project group at Inco and a great project group in Falconbridge coming together here.

Clearly we want to finish the Goro project. It’s underway. And as Derek mentioned, we are talking about how we work out the best — a good arrangement with the Koniambo project. And we hope that we get that done by the end of the year.

And therefore we want to continue to grow in nickel. And if you look at the financial resources this company will have we’ve got the ability to be able to push forward with the — perhaps the nickel project first and then the copper project a little bit later on.

But given the kind of cash flow that we’re generating right now it’s probably going to give us a lot more options to move things forward but very importantly, consistent with maintaining a strong financial position for this company.

Because we want to be sure that we invest — we maintain our investment grade ratings. I’ve always believed that’s the case. I know Derek believes that and I know Steve Douglas believes that. And therefore that will be key to us. But as you look at the kind of cash flow we’re generating right now, it gives us a lot of options.

But we’re going to focus on getting the nickel out first and then look at these very great copper projects and perhaps bring them forward. Derek, would you want to comment on that?

Derek Pannell:	Yes. In summary Scott, I again echo what — exactly what you said. I think particularly on the copper side we have the projects which are brown field projects where the risk and the rate of return is extremely interesting and the capital outlay is relatively small.

We already have teams on the ground for expansions at places like Collahuasi, Lomas Bayas, and Antamina. We can get incremental production from those and I think those are things that we could do and have planned almost as we speak. So those are projects that are easily managed and have great rates of return.

I think I would expect as we move forward to make certain that we get the copper versus the nickels one prior exactly as Scott has mentioned.

Scott Hand:	Derek makes a very good point. As we looked at the capital plans for the two companies going forward, that takes into account of doing these brown field expansions because they’re not major capital and great return. So that will be part of the plan. Does that answer your question John?

(John):	Yes, excellent — and congratulations again.

Scott Hand:	Thank you very much.

Operator:	The next question is from the line of (Terry Ortslan) with TSO and Associates. Please proceed.

(Terry Ortslan):	Thanks, good morning. One thing you haven’t talked about is yes, you’re going to produce more nickel and market more nickel. But we all know there is no such thing as one product of nickel. There are different forms of nickel for different markets. Can you tell us how much this merger going to enhance your position in certain markets and get the premiums up and benefiting both companies?

Scott Hand:	Just one thing before Peter talks. Understand Terry that we do plan to address the regulatory requirements in the United States so that’s one aspect of how the marketing will be done in terms of being sure that we address that properly.

I think it’s fair to say that we’re going to get a lot more nickel in addition to gives to the marketplace and I’m sure Peter is going to tell you that there is a great Asian market out there and a drag in (unintelligible) in Hungary and China that needs more nickel but Peter?

Peter:	Certainly. Terry, there will be increased nickel coming out. I think the important point to note is the flexibility we will have with the different refineries we have to be able to move with the changes in the market and show that we’re always providing the profit — the products that are in demand.

So the important thing is not going to be just based on what those product forms are going to be but to maintain the flexibility that we have which as you know is something I’ve always hold to be very important to be able to move with the market both in the geographical areas and also the end product segment.

(Terry Ortslan):	So one thing that Inco didn’t have in the past was ferronickel. How do you feel about that Peter?

Peter:	I am very, very happy. As I think you know Terry, I think it’s something that has not been in our portfolio which is obviously a product that the stainless steel industry prizes. So I think it’s great that we can have some ferronickel so that we can have a more complete discussion when we’re talking with the stainless steel industry.

Terry Ortslan:	Next question, actually Derek you brought it up and maybe all three of you when asked the issue of being able to produce more nickel you said in Sudbury. Are you — these numbers you disclosed or you talked about, it doesn’t include that or anywhere near that so that’s on top of it I assume in case I think technology may move forward.

Scott Hand:	The kind of numbers we’re looking at now Terry would indicate that the — by putting these two companies together and getting the benefit of enhanced or greater mind development in the use of all the facilities and separate. My guess is that over that period of time the production increase of nickel and Sudbury is going to be around 25% — I should say at least 25%. Is that about right Derek?

Derek Pannell:	Yeah I think so. We have combined around 735 million pounds and would be up over the billion pounds.

(Terry Ortslan):	And that’s not in the numbers obviously because 2007 numbers don’t include that. Last question I guess the initial reaction in the marketplace going to be go short on Inco and long on Falconbridge. But let me ask you this question Scott. Do you think this merger will also going to be giving concentration to the marketplace that Inco could be also in play?

Scott Hand:	Terry I don’t speculate on things like that and I don’t agree that people should go short on Inco.

(Terry Ortslan):	I’m talking about traders.

Scott Hand:	Yeah but I would hope that some of the good long term investors say this is a great company we want to invest in. This is going to be the sixth largest mining company — mining and metals company in the world. Better that people should be investing and getting on the bandwagon here rather than doing that kind of thing.

(Terry Ortslan):	Fair enough, thank you.

Scott Hand:	Thank you.

Operator:	Your next question is from the line of (Nawojka Wachowiak) with HSBC. Please proceed.

(Nawojka Wachowiak):	Yes, good morning. This is (Nawojka Wachowiak) here. I have a couple of questions. The first one is quite simple. I was wondering if there is any conditions for shareholders of Inco approving the bid — the deal.

Scott Hand:	No this is a bid by Inco of cash and shares and it’s authorized without requiring - legally authorized without requiring shareholder approval. We set it up so that — people have been saying to us for years, put these two companies together and that’s what we’re doing right here. And I’ve heard it many, many times and so we want to set ourselves up as the best chance for success and therefore we’re going forward on the basis that we’ve set forth in the press release.

(Nawojka Wachowiak):	Great, thank you. My other question is you went through quite a lot on Sudbury and how you want to optimize those operations. Obviously there’s a lot of upside there. I’m just wondering if you have had discussions with the unions and how the unions would look at this.

Scott Hand:	Well we’ve notified all the union leadership. And the things that we’ll be doing here are consistent with the union contracts that we have and we intend to respect them. So and I would think that the — once the unions are — we outline to them what’s happening and that’s what we’re doing today, this is a great win-win for Sudbury, a great win-win for jobs in Sudbury. It’s a great future for Sudbury so I would hope that the unions would say, you know, once we understand it we think this is pretty good. Derek, would you want to comment on that?

Derek Pannell:	Yeah I think so. I mean, just to give you some examples I think of the positive things that we could see in Sudbury. There are some deposits that perhaps might be considered marginal for one company.

But as you bring them together by combining the infrastructure for example ventilation shafts and so on, the location of different concentrators or the ability to mill an ore without constructing a new concentrator. That would perhaps make some deposits that works out economic by sharing those infrastructure costs would bring them and make them economic.

So you might see deposits brought into production that otherwise would not be brought into production — and that’s creating jobs.

(Nawojka Wachowiak):	Right, okay thank you. Just one last question if I could. I’m just wondering given the size you’re going to be at now, how do you view Falconbridge’s smaller divisions like the aluminum and the zinc in the larger portfolio? Are you looking to expand in those divisions or would those be something you’d be looking to divest?

Scott Hand:	Derek?

Derek Pannell:	I think — we’ve asked that question in Falconbridge for some time and I would suspect that as we move forward with Inco the question is going to be the same.

The aluminum division is producing cash flow or EBITDA of around $200 million U.S. It provides substantial cash flow with the need for relatively little capital expenditure. So it’s very well placed, it’s a good provider of steady cash flow I think to focus on the nickel and copper growth opportunities that Scott mentioned.

So the — I see no reason to sort of put it on the block or to sell it. But I imagine anything is for sale at the right price. So but certainly it would not be our intention as we move forward to spin it off or whatever.

On the zinc side again it’s a cash — steady supply of cash flow. We have exposure for 15 years out with relatively little capital expenditure to a billion pounds of zinc. So we don’t need to be too concerned about market climbing with the zinc and with aluminum. I think both of them have a lot of oxide or metal prices.

So again we’re going to generate cash from both those business and if you look at the asset face of the zinc group, it’s $200 million or less. So we’re producing strong flow from a relatively low cash place and I think cash flow that will feed those growth projects in nickel and copper that Scott mentioned.

(Nawojka Wachowiak):	Okay thank you very much.

Scott Hand:	You’re welcome.

Operator:	Your next question is from the line of Onno Rutten with Scotia Capital. Please proceed with your question.

Onno Rutten:	Yeah good morning Scott, good morning Derek. A quick question, a few questions about the synergies. First of all the synergy with regard with the overhead, corporate overhead, $110 million per year. That’s roughly 30% of your D&A in corporate development budget.

Would you elaborate on where those will be realized and moreover what does that assume, a divestment of the nickel refinery with the marketing network associated with it? Or is that with the Nikkelverk still in the portfolio? Thank you.

Scott Hand:	Derek, do you want to take a first stab at that?

Derek Pannell:	Yeah I’ll take a sort of first stab if you want. The things that we would be looking at in terms of corporate synergies, clearly we both have two head offices, two treasuries, things like that. And so I think that we would expect to see a rationalization of our efforts there.

And I think if you look what we did recently, not so long ago in fact with the Noranda and Falconbridge, bringing the two together, I think there are a lot of opportunities. And we’ve got between the two teams I think a reasonable methodology in order to bring the best of both worlds as we sort of save money by bringing the two areas together.

I think again on marketing things like, you know, research and development, exploration and so on, that’s where I would see those opportunities.

Onno Rutten:	And does that include assuming that the marketing network associated with Nikkelverk would be spun out of the company?

Scott Hand:	Yeah assuming (unintelligible) as I indicated if required we would be doing that and the spinout would include a marketing organization as part of that.

Onno Rutten:	Okay thank you. And then on the (unintelligible) of $30 million, you indicated maybe a production increase of Sudbury of up to 25%. Is that the basis for resuming the $30 million or is it just trade optimizing throughputs of the smelter in the current configuration with current throughput?

Scott Hand:	I’ll give it my way and then I’m sure Derek will elaborate on this. But what we’re really talking about is accelerating mine development and therefore additional capital. But that’s in the capital plans we have to do the mine development to fully utilize the facilities. And out of that you get over until about the year 2009 I think it is, about at least a 25% increase in nickel production in the Sudbury area.

As to the $30 million, either Derek or (Ron Hill) might want to comment.

Derek Pannell:	There are some — for example there are some spokes that — well not necessarily spokes, but there are some (unintelligible) of that is between the two foundries of Inco and Falconbridge that’s essentially been left either because it was inaccessible from one side or the other.

But by now working together you can access some of these spokes that have been left before. So that all then becomes available by using the infrastructure in the light of ventilation, access shafts, or from the other property. And I think those are where you’re going to see most of them.

Some of the additional capacity will be coming — and just to give you one example where the Montcalm ore is relatively high in magnesia so that if you — we operate a magnesia reduction plant.

If you switch that location where you actually smelt that ore, we then save money by not having to operate that magnesia depression circuit at Montcalm so you save on reagents but you get another 1% increase in recovery. So that’s additional nickel that gets produced out of the Sudbury basin by making that switch and so on at saving. That’s all factored into this increased production on the Sudbury basin.

Scott Hand:	(Ron), would you have anything to add to that?

(Ron):	The only comment I would add to it, a couple of comments. First of all I would say that in the Sudbury basin Inco and Falconbridge have worked closely together for a long time so we know the assets that are in place. The fact that we’ve been working together on a friendly basis examining these synergies gives us a high level of confidence in terms of what we’re looking at.

Another example of the kind of asset opportunity that we have, the Inco process manages a both copper/nickel concentrate through the smelter whereas the Falconbridge process separates copper and nickel in the concentrator. By optimizing those flows, causing the removal of some copper in the copper — in the concentrator for Inco, we see big opportunities to increase nickel throughput.

So we will separate copper, process it through the existing Falconbridge copper facilities, and give us room to develop, mine more, and produce more nickel. So the combination and optimization of those assets as an example. Also the redirection of feed as Derek has indicated gives us real good opportunity to improve recoveries.

Onno Rutten:	Okay very good, and then the last one quickly on the $120 million synergy for the feed flow optimization. Could you give us a bit of a handle, how much of that is usable to Sudbury and how much of that (unintelligible), just as a rough idea?

Scott Hand:	I think basically all those things we’re showing you are Sudbury basin at this point. So really all the numbers whenever you get into the operating side at this point are Sudbury basin. And that’s why we believe there are other synergies to be gotten and we haven’t had a chance to get to them yet.

Derek Pannell:	You know, I would add — exactly as Scott said, I think the Sudbury basin is where we’re concentrated on but, you know, I think if you let your imagination run, there are a lot of possibilities. I look at (unintelligible), the ability there for example to — on the shipping, doubling up the shipping and reducing the amount of working capital and inventory that you have as you bring that around. I think there are so many opportunities like that. And I think that’s why we’ve said sort of $350 million but with upside. And then as we get the teams together I think we’re going to have a lot of very low hanging fruit outside of the Sudbury basin.

Onno Rutten:	Okay, very well, thank you.

Scott Hand:	Thank you.

Operator:	Your next question is from the line of (Gavin Martin) with CSFB. Please proceed.

(Gavin Martin):	I was just trying to check from the Falconbridge side whether you had actually shopped your company back to the 20% shareholder. I just didn’t see any reference so far in the call about that.

Derek Pannell:	We have — well first of all I think the offer that we’ve had from Inco is by far the best outcome for the company. We have not had — there is no offer on the table from the 20% shareholder.

(Gavin Martin):	So you actually asked them whether they would be interested and they denied that they’re interested?

Derek Pannell:	We had talked to them some time ago and the opportunity for them to bid was clearly there and they — so far they have not done so and that’s — well clearly right now as I say I think we’ve come up with the far better alternative for the company.

(Gavin Martin):	And also as part of the market check your bank is with respect to the other major players in the market.

Derek Pannell:	I’m sorry, could you say that question again?

(Gavin Martin):	As part of a market check, you know, your investment bankers — I was questioning whether they had checked with the other major players in the market to ...

Derek Pannell:	I’m sure you are aware of the process that has been going on with Falconbridge and with Noranda over the past year and a half. I don’t think it was a secret to anybody and certainly not to any of the majors. And at that time during that process we met with I would say many of the mining companies and it was reported I think in the press at the time.

(Gavin Martin):	Thanks so much.

Operator:	Your next question comes from the line of (Gabriel Tsuboyama) with (John Levin) and Company. Please proceed.

(Gabriel Tsuboyama):	Yes, good morning, two questions. First, what exactly changed between August and today when Brascan sold the stake? I was curious as to why you didn’t do this merger a couple of months ago when the price might have been a little lower.

And the second question, I note that you plan to maintain your listing on the New York Stock Exchange. And I was curious as to how you could issue so much stock without getting a shareholder vote which I understand it would be required on the New York Stock Exchange rules.

Scott Hand:	Just to answer the second question first, the New York Stock Exchange refers to the I guess you would call the primary exchange which is the TSX and they would not require shareholder approval.

(Gabriel Tsuboyama):	Okay.

Scott Hand:	As a Canadian — as two Canadian companies. As to the first question, I’ll answer it my way and Derek can answer it his. Deals come together when deals come together. And I think that from our perspective, you know, we’ve always been interested in this possibility. Given the great job that Derek and his team has done to put the two companies together made it a lot easier to do the kind of deal that we’re announcing today.

Secondly, from our perspective we’ve got (unintelligible) generating cash flow now. We’ve got (Goro) under control. We’ve got great metals markets both in nickel and copper and it gives us the confidence to want to do what we’re doing. And it all came together right now.

So whatever you call it, the stars became aligned right now and here we are. It’s not — I hate to use the word rocket science, but it’s just as simple as that. Derek I don’t know if you want to say anything on that.

Derek Pannell:	No I think you’ve covered it Scott.

(Gabriel Tsuboyama):	Great, thank you.

Operator:	Your next question is from the line of (Justin Berger) with (Gabelli) and Company. Please proceed with your question.

(Justin Berger):	Hi thank you, my question has already been answered.

Scott Hand:	Okay.

Operator:	Your next question will be from the line of (David Charles) with GMP Securities. Please proceed.

(David Charles):	Yes good morning. Maybe I’ll just ask a question that’s been asked before in a slightly different way. Inco has historically been known as the western world’s largest nickel producer. If I listen closely this morning and I understand what was said, it looks like you’re going to diversify into aluminum and zinc. Is that really Inco? Is that the way you see your multiple expanding or do you see your multiple expanding in some other way?

Man:	I see our multiple expanding because with this combination, with this acquisition we’re bringing together some real great quality assets here in — primarily in nickel and copper, world class. And therefore when you look at companies I believe the companies that do well and are respected and get good multiples, not just size, it’s size and quality and financial strength. And that’s what we’re doing here.

I’ve always been a great proponent for nickel but anytime anyone’s asked me well would you look at the other metals, I’ve always said there are three other metals that we know pretty well. One of them is copper, one is PGMs, and one is cobalt. And therefore by bringing this together we’re bringing great copper assets. And very importantly we’re doing it on value creating basis because that’s what’s important.

Derek pointed out that also coming here through this combined company is zinc and is aluminum and those are pretty good businesses right now and they generate very good cash flow. And I say you never turn down cash at times like this particularly with the ambitious growth profiles that we have going forward. I like cash and I presume all the shareholders of Inco will like cash too to be able to responsibly manage and grow this company.

But at the end of the day companies get good multiples because they’ve got high quality assets and that’s what we’re doing here by putting these two companies together. I hope that answers it for you.

Derek Pannell:	Maybe I could just add something. I think (David), when you look, 50% of this new company is still nickel. And if you add the copper and the precious metals you’re then up to around 85%. So it clearly is as Scott has emphasized a nickel/copper company.

If you look at the zinc assets as I pointed out, the book value is extremely small first of all, and most of the zinc production actually comes as a by-product of our copper operations either from (Antamina) which is a major copper mine and one of the top ten copper mines in the world. And again from (Kidd Creek), our own mine here in Canada.

So the zinc is largely by-product, not largely but for a great extent by-product. So I think the fact that we’re number three in the zinc world and have it as a by-product is a strength.

I think the aluminum side as I said in my view at least is a great cash generator with very little requirements for capital investment in a very stable environment where we have fixed on the mining side the work site and the alumina supply and we’ve got the long term power contract. So essentially it is a stable cash generator in a very stable U.S. environment.

(David Charles):	Yeah okay, maybe moving on then, I mean, if — I was just wondering, you know, you obviously haven’t decided on all the management positions. But, I mean, who would be ultimately the COO in the new company or an equivalent position?

Scott Hand:	Well we have a very strong nucleus — am I pronouncing it right? I’m trying hard here. I stayed up so late last night. But with Derek and (Logan Kruger) and (Peter Kukielski) running those operations, Derek is going to do a lot more than that but running those operations and running them very effectively. Titles are interesting. Titles may be important but I see that as a pretty strong team running those operations. Derek do you want to comment on that?

Derek Pannell:	Yeah I think we’ve got some great operators here as Scott has said. He’s named some of the names. And I just am really excited about putting two teams together, get those synergies, get the operations going. I think it’s going to be a fantastic experience. So I’m very positive and looking forward to being part of that team (David).

(David Charles):	Yeah no, I don’t doubt the people. I was just wondering who, you know, the buck has to stop somewhere and I was just wondering who it might be. But maybe just moving on from that, just one final question. You talked a lot about the financial condition of the company. Can you just maybe give us an idea of what the pro forma balance sheet would look like after the transaction as it stands assuming the maximum of stock is taken up?

Scott Hand:	Could you give those numbers please?

Man:	Pro forma as of June 30 was show a company net debt to net cap of about 31%. Short of that the total of capital is about 38%, 39%. All the factors we have looked at, all the ranges we looked at based on our projection for the balance of this year shows very strong cash position within the company and while ratios will meet all their investment grade standards we believe.

Scott Hand:	(Steve), do you have anything to add to that?

(Steve):	Sure, I think (David), you clearly followed the — what we did at Falconbridge and Noranda, putting those two together. And if you looked at the metrics there at least on the book value basis and I usually caution folks that when you answer these on a book value basis, what is underlying that on the coverage side I think is far stronger than what you’re going to get on absolute book value ratio.

But the overall credit — the credit dynamics as it relates to this company I think are probably much better than what it is we’ve seen in the Noranda/Falconbridge. We were able to maintain a best in grade ratings and frankly got a — as you may recall, a public debt deal done back in June even prior to bringing the two companies together on a final basis.

As I look at the cash flow generation, the coverage ratios of this company and indeed the flexibility within the size of this balance sheet, we’re not only looking forward to I think an investment grade rating but an affirmation we hope. We’ll work with the agency to show them the strength of that.

But I think over the longer term we’re looking at a decline in the overall cost of capital, enhancement in our access into the capital markets and just to support that vision that Scott and Derek have pointed out on the development side. The operating cash flows alone give us a lot of flexibility.

(David Charles):	Just maybe a quick follow-up on that then. Given that you view this company as generating excellent cash flow and I can’t remember what the pro forma number was, I suppose it’s over $4 billion at least for the half year so far. Would you think then of increasing your dividend or would you buy back stock? Is there any other things in there that we should be aware of?

Scott Hand:	(David), let us put the two companies together first. Both companies pay a dividend. We are very conscious of the fact that we want to continue that dividend. Of course that will be a decision by the new Board once they’re all on board.

But Falconbridge has paid a dividend, Noranda has paid a dividend, I guess Falconbridge has paid a dividend for some time. We just reinstituted ours last

April. With our view of the metals markets, we would expect to continue that as the new Inco.

In terms of share buybacks, my philosophy is pretty clear on that. Make sure we have a strong financial position, number one. Make sure you fund it or have the financial firepower to do the growth that you want to do because that’s where you really generate the value for your shareholders. And certainly we’ve got a lot of opportunity to do that here. And lastly there’s something (less) that we don’t need, of course we’re going to look at other ways to enhance shareholder value, and one of those the share buyback. And that’s where we are.

(David Charles):	Thank you very much.

Scott Hand:	Thank you (David).

Operator:	The next question is from the line of (John Redstone), (Desjardins Security). Please proceed.

(John Redstone):	Hey good morning gentlemen. Three quick questions — firstly I’d like to clarify a point brought up earlier. The $110 million of overhead synergies that you mentioned does or does not assume a spin-off of (Nikkelverk)?

Man:	It does not.

Man:	Does not.

Man:	Does not.

(John Redstone):	Okay. And then leading on from that I was a little bit interested and somewhat confused to see that (Nikkelverk) was the asset you mentioned that may have to be spun off because of regulatory issues. But could you expand on that please as to why that’s the one asset that you mentioned?

Man:	Really briefly (John), in the United States, the Department of Justice want to assure that there’s competition existing there in the nickel market...

(John Redstone):	Right.

Man:	...in the best way we can and also in the European Union. And the best way we could address that and have it be reviewed and done in an expeditious basis is to spin off the (Nikkelverk) refinery because of the suite of products that it produces.

(John Redstone):	All right. Okay. And the other point I was going to — wanted to bring up is that in the new company Raglan will be very much a part of that company and I wondered whether or not the inclusion of Raglan may change in any way the way you envisage processing metal from Voisey’s Bay in Newfoundland.

Man:	Well as Derek mentioned, it opens up a lot of possibilities. I want to stress one thing and that is we are completely committed to the arrangements that we’ve made to the problems of Newfoundland and (Labrador).

(John Redstone):	All right.

Man:	In letter and in spirit. There’s great possibilities there. If we can enhance that in some way by using Raglan in some way we’ll certainly look at it. And those are all the things that we even had the chance to think about going forward, and that’s one of them. But make no mistake we’re fully committed to what we’ve committed to, letter and spirit, in Newfoundland and (Labrador).

(John Redstone):	Okay thank you.

Operator:	The next question will be from the line of (Rob Davis) with the (PSAM). Please proceed.

(Rob Davis):	Yes good morning. Most of my questions have been answered. I just wanted to inquire about the breakup fee — is (unintelligible) with the transaction and, you know, can you tell us what’s comparable on a percentage basis to what we’ve done with Noranda Falconbridge?

Man:	Well all I can say is that I guess that’s a very different transaction. I won’t comment on that. I’ll let someone else. But as we look at it and based upon the advice from our investment advisors this is a standard breakup fee on the percentage of the deal.

(Rob Davis):	Okay thank you.

Man:	Okay.

Operator:	The next question is from the line of (Wayne Atwell) with Morgan Stanley. Please proceed.

(Wayne Atwell):	Thank you. You’ve talked about a lot of things. Can you give us a little more detail on your thinking on Koniambo. I realize it hasn’t been approved yet. When do you think the timing on that might — what might that be? And are there many synergies in building that if you have the combined company and maybe you can use the staff and the same builders from Goro.

Derek Pannell:	(Sure). Yes certainly. We have until the end of the year in Falconbridge to conclude the deal and satisfy the (first year court). And until the deal with Inco is closed we certainly intend to proceed with the Koniambo project in very much the same way as we had envisaged before this announcement. So we believe it’s a great project — that we bring the best partnership. And we’re going to continue working away at it then over the next few months and we are right now negotiating with the French government, with (SMSP) and the northern province to move this project forward. We’ll continue to do that.

Obviously we’ll be talking to Inco and to make certain that as it moves forward it fits in. So our intentions on the Falconbridge side, at least for the time being, have not changed on that and generally on our growth projects.

(Wayne Atwell):	What’s your best thought? I realize you haven’t improved it yet. What’s your best thought at this point on timing?

Derek Pannell:	Well maybe I could just ask (Aaron Regent), whose been working on this (file) in particular to update you on that.

(Aaron Regent):	True Derek. The — (unintelligible) the timing of when we would begin producing Koniambo, we are a schedule, which was largely front end motives. We were going to increase the engineering from the 25% levels over 50% before we began major fieldwork. So that would position us to begin production around 2009/2010 — so in that time frame. But we haven’t actually put a final date on when we expect production to ramp up.

(Wayne Atwell):	Thank you. And have you given any thought to the cost impact? I would assume that if you have people on the ground there at Goro and builders relationships it would be less expensive in capital — on a capital cost basis to build this as — if the companies are combined as opposed to them being independent?

Scott Hand:	Absolutely. No we see that as a major opportunity. But I think as Scott has highlighted, we haven’t actually quantified what those benefits (look) — might be. But clearly with Goro being ahead of the Koniambo project, there’s a lot of learning both within the company and within the island about what it takes to construct a project of that magnitude. And then the Koniambo project will clearly be a beneficiary from that.

And in addition, the way the schedules are sequenced right now, the peak production of Goro will be ramping down in 2007 as we’re starting to ramp up in Koniambo, so there’s a whole experienced workforce and we could then hopefully shift into the Koniambo project. So there’s no doubt that I think there’s a lot of opportunities for benefits to be derived as a consequence of this transaction.

(Wayne Atwell):	Thank you.

Operator:	Your next question is from the line of (Daniel Roling) with Merrill Lynch. Please proceed.

(Daniel Roling):	Thank you. Following up on that I guess the one concern that I would have is as we talk about potential divestments — and maybe this is way off base at this point — but is there concern from the European Regulatory Commission that they may want you to divest the Koniambo part of this project?

Scott Hand:	I don’t believe so (Dan). It — that’s a project development as opposed to existing production. And I’ve got my (excellent) lawyer Mr. Feiner sitting next to me and he’s nodding his head. Not a concern, right Stuart?

Stuart Feiner	Yes.

(Daniel Roling):	Okay that’s great news. Second I think there’s a comment made that four members would be board — joining the board of directors. Do we know who they are?

Scott Hand:	Yes we do. Derek you could outline who they are?

Derek Pannell:	Yes one will be Mary Mogford. The second would be Jamie Wallace, and I believe the third is André Bérard.

Man:	Right.

Derek Pannell:	And the fourth would be myself, Derek Pannell.

(Daniel Roling):	Oh very good Derek. Glad you’re going to be there. Thank you.

Derek Pannell:	Thank you.

Man:	We wouldn’t have it any other way.

Operator:	The next question is from the line of (Victor Lazarovici) with (BMO) (unintelligible). Please proceed.

(Victor Lazarovici):	Thank you. That was very good. Couple of questions — I’m assuming that the projected synergies of $350 million per year assumes 100% acquisition of Falconbridge, but your bid is only contingent on a two thirds acceptance. Can you give me some idea of what happens with the combined entities if you still have a significant outstanding minority interest and how much of the synergies don’t go — don’t happen because you’re going to have to maintain a second set of books and a — presumably a separate listing?

Scott Hand:	(Victor) if you get the — if we — our condition is getting 66 and two thirds?

(Victor Lazarovici):	Right.

Scott Hand:	Once you get it you can proceed then to a shareholders meeting and take the second step so that the remaining people not tendering get cash in Inco share. (Steve) you want to comment...

(Steve):	Sure. If I could add, (Victor) I think the insightful merger here was — is Falconbridge Noranda. And it was done in exactly the same format as a second stage fall on the acquisition of the 66 2/ off that outstanding that we (didn’t own).

Scott Hand:	So 66 two thirds it’s done.

(Victor Lazarovici):	You can force the remaining out for cash.

(Steve):	That’s correct.

Man:	No.

(Steve):	No no no.

Man:	For cash it’s for the same consideration (Victor).

(Victor Lazarovici):	Okay (same). Okay so then you’re assuming that either in a one stage or a two stage step you’re going to be able to bring the two companies together and get those synergies...

Scott Hand:	That’s correct.

(Victor Lazarovici):	...before any losses to divestitures.

Scott Hand:	Before any losses to divestitures.

(Victor Lazarovici):	Right. Presumably if you have to divest (Nikkelverk) and other operations you’ll lost some opportunities to generate synergies.

Scott Hand:	Oh no. We have — in the synergies that we’ve done we have not included any synergies that would exist in the marketing organization.

(Victor Lazarovici):	(Unintelligible) so...

Scott Hand:	The $350 million assumes the spin-off for divesture we talked about.

(Victor Lazarovici):	So there is soft side to that $350 million number then.

Scott Hand:	Well I’m saying to you is $350 million is the best we could get so far. And I think it’s fair to say — Derek can comment it better than I can — what they found when they put Noranda and Falco together is that they found a lot of things that they hadn’t initially planned on that never got figured. Derek?

Derek Pannell:	Yes — very confident that we’re going to see the same sorts of things. There were some areas that were a little more difficult as we put the two companies together and there were some areas where we — that were really quite surprised at the sorts of things that came out of the woodwork or that we were able to do. And in the end sort of having gone through an exercise then similar to the one that we’ve gone through this time, we found that we were able in fact to get more synergies and cost savings and what have you out of the action.

And I think we’ve just been working together for a matter of weeks. I think once we get the two teams — and let me tell you everybody at both companies is sort of exciting - ready to get go — get going. Once we get the teams together we’re going to get I’m sure a lot of (vying) to get this stuff done and to find opportunities that I think the team so far have not even dreamed of.

(Victor Lazarovici):	Well I congratulate you on finally putting the inevitable deal together. And having followed what you did at Falconbridge in Noranda Derek, I’m sure $350 million just the starting point.

Scott Hand:	You got it (Victor).

(Victor Lazarovici):	Thank you.

Operator:	The next question will be from the line of (Ian Howat), (National Bank Financial). Please proceed.

(Ian Howat):	Yes good morning. Most of my questions have been asked. I’d just sort of like to follow up on this — the synergies and all these benefits that are going to be gained here. Because if I’m not mistaken it was Inco’s contention for years that there weren’t these kind of synergies and it surprises me that they suddenly (sub) materialized.

Scott Hand:	Oh I’m sorry I didn’t get the first part of your question (Ian).

(Ian Howat):	Yes for a long period of time, when the merger of these companies or of the (unintelligible) (basin) was suggestion, it had been Inco’s contention that there weren’t a significant amount of synergies available.

Scott Hand:	There were not a significant amount?

(Ian Howat):	That’s what I’ve believe you’ve said. And I just wanted to know why they suddenly materialized at this moment in time.

Scott Hand:	I don’t think we ever said there were not a lot of significant synergies there. I think what we’ve said was is that with the improvement of the Falconbridge operations over the years and with the improvement of the Inco operations of the years the synergy number maybe is not as big today as it was five years ago. But there are always great synergies there. But at the end of the day when you — the way you really identify them is you sit down together and you work at them. And that’s what we did and that’s what we’ve been doing.

So I wouldn’t have said to (Ian) is they were not great but they — they’re probably a little bit less than they were five years ago just because we’ve all been doing our jobs and improving our operations. That’s how I would see it. Derek I don’t know how you’d see it.

Derek Pannell:	Yes (Ian) I think, you know, it’s a question of sort of people and psychology so on. And I don’t pretend to be a great...

(Ian Howat):	Well actually Derek...

Derek Pannell:	...understander of those, but, you know, I think what happened is we announced together with Inco some time ago one project that we had by moving copper anodes around from the refinery and Sudbury to our CCR refinery in Montreal. And I think as we worked through that and actually got one success that, you know, we’ve actually got under our belts — that really I think stimulated a lot of discussion and certainly with Falconbridge. And from what I’ve been told similarly in Inco.

So, you know, once you’ve got one of these things — and certainly Scott’s management team and the Falconbridge management team by getting that sort of thing started — and I think that perhaps also was a catalyst to get some of these synergies and cost savings on the table. Certainly was on our side. And once you get the thing started I think it’s going to be hard to stop.

(Ian Howat):	Now and be honest with you Derek, it had always been your view that we’re more synergy. So okay. Thanks very much.

Scott Hand:	I’m a believer now too (Ian).

(Ian Howat):	Good.

Man:	Thank you.

Operator:	The next question is from the line of (Greg Barnes) with (Canaccord Capital). Please proceed.

(Greg Barnes):	Yes thanks. Just wondering if there’s anything in particular — tax considerations or whatever — that’s driving it that Inco is acquiring Falconbridge rather than the other way around?

Scott Hand:	There are some tax benefits that we will achieve by doing it the way we’re doing it. They’re not driving the transaction but they’re certainly very helpful. Maybe you Farokh...

Farokh Hakimi:	Yes.

Scott Hand:	...or (Steve) you want to comment on that?

Farokh Hakimi:	Yes there are tax (unintelligible) on the — no (unintelligible) advantageous to us. We’re a cash tax payer and we can look at those strengths and take advantage (with the tractor) is very efficient that way.

(Steve):	Yes I would concur Farokh. And not only that, given the — a lot more of our operations (would be) offshore and lot of (unintelligible) onshore, there’s a natural synergy there as well with respect to shelters. But this certainly isn’t a tax tail-wagging, you know, dog here.

(Greg Barnes):	It isn’t or it...

(Steve):	It is not.

(Greg Barnes):	No is not. Okay. Quickly too, I guess you’re going to have to write up the assets of Falconbridge on this. Do you have any feel for what depreciation and amortization would be going forward?

Scott Hand:	We do. You know, this is a — it’s an art, not a science as you probably know. And when you write up the assets and do all the things you have to do on your books I wouldn’t dare go near it as — I think I understand it, but rather than have me give an extensive lecture which might be wrong, I’ll ask (Ron Letterberra) to give a few brief comments.

(Ron Lehtovaara):	Well (Greg) it’s certainly (days), but certainly the fair value increment that would be put on the books in fair valuing the assets would be depreciated over the life of the acquired assets. And, you know, we’re still in the process of looking at that relative to what good will, if any, would be falling out of that. By way of example, if roughly half of the fair value increment were added to depreciable assets we’d be looking at an additional amortization say over a 20-year period of roughly $25 million or 25 cents per share.

Man:	That’s right. Yes.

(Steve):	If I could add, (Greg), as (Ron) pointed out, it is (early days). You have to bear in mind that any numbers that are given here are subject to adjustment owing to the fact that we don’t know ultimately whether the stocks will trade (although hopefully it’ll fall up), which would therefore give a more current indication of value at that point in time, which would obviously influence the numbers you’re asking questions about.

So at this point it’s pretty — much conjecture as where it’s going to be. But clearly (unintelligible) amortization. But as Scott pointed out I think in his remarks, there’s no denying that the cash flow list here is unaffected by that amortization.

Man:	And these are all non-cash.

Scott Hand:	The other point I’d made is that when we say this is accretive in year number two on a book basis we’re including an assumption at this — our best indication right now of what the additional amortization would be. The earnings — I’m sorry, the book accretion dilution numbers include a certain additional amortization for the write-up of the assets.

Man:	That’s right.

(Greg Barnes):	Okay. I got that. You just lost me a little bit there after (unintelligible). Was it 25 cents a share in additional...

Scott Hand:	Twenty-five cents per share...

(Greg Barnes):	...(unintelligible) amortization?

Scott Hand:	...for all the new shares.

Man:	That’s provisional.

Scott Hand:	That’s very provisional (unintelligible).

(Greg Barnes):	Twenty-five...

Scott Hand:	(Steve) said look at the cash.

(Greg Barnes):	Yes okay. Just 25 cents per share on the new shares outstanding was the number then?

Man:	Yes.

Man:	Oh total number...

Scott Hand:	The total number of shares assumed to be issued in the deal, which is approximately...

Man:	Total number of (unintelligible).

Scott Hand:	Yes that’s right. Roughly $400 million shares.

(Greg Barnes):	One hundred million dollars then roughly.

(Ron Lehtovaara):	(First pass).

(Greg Barnes):	Great. Thank you very much.

Scott Hand:	Complicated area.

(Greg Barnes):	Yes.

Scott Hand:	As (Steve) has mentioned (Greg), we will need final determination of values and where the stock trades.

(Greg Barnes):	Okay. Quickly one more thing, Farokh lost me, I have to admit. Was it — there was significant cash tax pools in Falconbridge that made it work better this way from a tax point of view?

Farokh:	They have tax pools as (Steve) mentioned. The — lot of revenues and income is outside of Canada and they have (set) and (unintelligible) here so they have tax pools available for us. We are a cash tax payer at Inco.

(Greg Barnes):	(Okay).

Farokh:	So when you combine the two companies we take advantage of some of those pools earlier.

(Greg Barnes):	Great. Thank you very much.

Operator:	Your next question will come from the line of (Craig Sanesbury) with Citigroup. Please proceed.

(Craig Sanesbury):	Yes hi. (Unintelligible) (Craig Sanesbury) from Citigroup in London. Two questions — one just on the second phase of the acquisition after you’ve got through the 66 two thirds% and you’re going for the remaining stake, my knowledge of sort of (unintelligible) securities is a bit thin but I thought you still needed to get 50% approval from the shareholders that, you know, who are left there to be bought out to do any transaction up to the 100% level. Is that correct?

(Ron Lehtovaara):	No it’s again there are a number of different ways we can do it. But the threshold is for us to have — to reach that two thirds, which is — would be the minimum offer condition. Once we get two thirds, Inco can then — can vote all of those shares and we would just need a two thirds vote to accomplish what

Scott indicated. And there are a number of other ways — different ways in which we can accomplish the formal combination of the two companies.

(Craig Sanesbury):	So there’s no way I — let’s say 20% owner could actually block you from going up to 100% stake in that second phase.

(Ron Lehtovaara):	That is correct.

(Craig Sanesbury):	Fine. Second question — just in terms of that 20% stake, I was wondering if you would be looking at contemplating, you know, if you were to get a — say an asset swap for shares rather than straight cash, and then sort of following on from that, are there any sort of (sacred cows) in your asset portfolio that you could not let go of or is anything, you know, looking at sort of things like (Collahuasi), et cetera. Are they possibly there for some sort of asset swap to get that remaining 20% stake of Falconbridge?

Scott Hand:	We’re putting together a company — a great nickel copper company with some other good assets and aluminum zinc, which generate great cash flow. That’s the company we’re putting together. We’re going forward with the deal we announced and that’s where we are.

(Craig Sanesbury):	So would you be contemplating assets swaps for those stakes or not?

Scott Hand:	No we would not. We would not.

(Craig Sanesbury):	So you’d be looking at a (purer) cash (saving) that would driving your (gearing) up somewhat?

Scott Hand:	I’m saying we’re putting these two companies together as we’ve outlined and we’re not talking about any — other than the — this position or spin-off of the nickel refinery. Other than that, what you see is what you get — a great company going forward as we’ve outlined to you. We’re not planning any asset sales or exchange of assets. That’s the company. We don’t need to. It’s a great company.

(Craig Sanesbury):	Fantastic. Thanks for your help.

Operator:	The next question will come from the line of (Alex Araujo) with (UBS). Please proceed.

(Alex Araujo):	Hi there. I apologize if this question has been answered, but you say specifically in the press release that you will be redeeming the junior preference shares in conjunction with this transaction. And my understanding is that based on the Change of Control Provisions and having to do with those securities you have the option of either redeeming them for cash or for stock. Have you decided which option you’ll take?

Scott Hand:	We’re doing it for cash.

(Alex Araujo):	Okay thank you.

Scott Hand:	Just one thing to make sure on the second step — just to make sure you all understand, however we achieve it, as Stuart mentioned there are a number of alternatives but the second step will be cash in Inco stock, basically the same consideration that we’ve offered the 66 two thirds shareholders, which we would expect to tender into the (bid). Next question please.

Operator:	The next question will be from the line of (Alex Latzer) with Merrill Lynch. Please proceed.

(Alex Latzer):	Thanks. Most of my questions have been answered. Congratulations again. I wanted to get to the topic of your — I know it might be a little be a little early, you’re putting together quite an asset pool here. Within the area of capital spending on a sustaining basis, where do you see — do you see this potential for savings? Have you any idea of what going forward your sustaining capital might be on the combination relative to what you’re spending individually currently?

Scott Hand:	I can tell you this, when you look at the capital plan going forward, it’s a combination of course of sustaining capital for both operations putting them together. Secondly, it will involve more capital to accelerate mine development in Sudbury to get the additional nickel production. And thirdly of course it will involve some of the new project spending, whether it be Brownfield or Greenfield in nickel and in copper.

If you put that all together based upon the cash flow analysis that we’ve done on very reasonable nickel prices, we generate cash — we’re cash flow positive after taking care of those capital expenditures. And therefore with that positive cash flow we would be looking to pay down the debt that we might incur in this transaction over the next few — couple of years probably to get us back down to a lower debt level.

So I can’t give you much more guidance than other than we’ve looked at this very carefully and we’ve provided for the various levels of capital that we need. Derek would you want to comment it or...

Derek Pannell:	Yes. Just to add that if you look both on a nickel and the copper side, the growth project that we have really within our control, the Greenfield project, so we are not beholden to anyone other than ourselves as we schedule these out. So we can clearly schedule them in order to suit the balance sheet and the cash that we have available. And so I think, you know, that’s very positive both on the copper side on the assets like El Morro and El Pachon and then again with Goro, with Raglan, Voisey’s Bay and so on. I think, you know, they are controlled by the company as I say. The timing can be controlled to suit the balance sheet.

(Alex Latzer):	Okay thank you.

Operator:	The next question is from the line of (Catherine Sterritt) from (Scotia Capital). Please proceed.

(Catherine Sterritt):	Hi. Good morning. I just wanted to ask another question on the second step part of the transaction. It’s my understanding that while you offer the share and stock (unintelligible) consideration that shareholders always have the right to dissent and ask for all cash consideration. Are you in a position to finance that or have you looked at what that would do to your balance sheets in that scenario?

(Ron Letterberra):	We have just, you know, just without spending too much time. You’re absolutely right. The statutory rights of dissent are such that any shareholder who then dissent we have a requirement to offer them value in cash equivalent to the value that is part of the offer. So you’re right. But then you have to look at, you know, what shareholders would elect at that point in time to accept cash. We have looked at that in considerations and how we would deal with that. And we feel comfortable that we would be able to deal with that in a way that will not affect our credit rate.

(Catherine Sterritt):	Thank you very much.

Scott Hand:	We’ve been going now for about an hour and a half. And I know you’re going to have continuing questions and we want to answer them as best we possibly can. Can I suggest we have just a couple more questions and then — because we have to go — Derek and I have to go meet with the press. And so we have to move on to another meeting but we’ll take a couple more questions.

Operator:	Your next question will be from the line of (Tony Rizzuto) with Bear Stearns. Please proceed.

(Tony Rizzuto):	Thank you very much. I apologize. I joined the call a bit a late and apologize if this is a redundant question. But from a regulatory standpoint gentlemen, have you guys — why did you guys single out Nikkelverk for divestiture?

Have you already have some preliminary discussions perhaps with regulatory authorities that led you in this direction?

Scott Hand:	(Tony) the reason we did it was is that — what we want to do is address the competitive situation in the United States and in Europe. And therefore we wanted to be sure that we had something that provided the suite of products necessary to do that. And when you do it the best and simplest way to get it done expeditiously, you focus on the Nikkelverk refinery. That’s why we’re doing that.

(Ron Lehtovaara):	Yes. And then there’s a lot of factors (Tony), including the fact that that is a stand alone facility as part of — as Scott said — if required to undertake a divesture would be easiest to do that type of facility rather than certain other facilities.

(Tony Rosuto):	As kind of a custom refinery, it would be easier to split apart from the other assets.

(Ron Lehtovaara):	Right.

Scott Hand:	Yes.

(Tony Rizzuto):	I’m sorry. There was a little bit of confusion on — little bit of...

Scott Hand:	Yes (Tony).

(Tony Rizzuto):	All right. Thank you very much gentlemen. I appreciate that.

Scott Hand:	Okay. We’ll take one more question.

Operator:	Certainly. The final question will come from the line — it’s a follow up from the line of (Onno Rutten), (Scotia Capital). Please proceed.

Onno Rutten:	Oh for the sake of time I decided to (wave off). Thank you.

Scott Hand:	Okay. Well thank you very much. We appreciate your time. I just want to close the call and remind you of where the new Inco begins — the global leader in nickel and the — a leading copper company. And in my view this is truly just a starting point for a company that has so much going for it. We’ve got geographic diversification and an asset portfolio that provides outstanding opportunities in the two best metals.

We’ll combine great cash flows with two companies and financial strength with at least — and I (stress that) we’re at least $350 million of annual synergies going forward. It’s accretive significantly from the get go. The new Inco will have great reach, great resources, great experience. And from a stock market perspective enhanced by (and great) liquidity on the (TSX) in the New York Stock Exchange, for the investors who own the new Inco (are) buying into a world of opportunities and great global market leadership. So Derek and I and the two management teams are very enthusiastic about this transaction. It’s going to be great and we intend to deliver and we intend to succeed.

Just a couple of minor things before we end the call, the press release can be found in our website as we indicated at www.inco.com and www.Falconbridge.com. We will update you again when we release third quarter earnings. For Inco it’s October 25. For Falconbridge, October 26. And I would say the truly outstanding companies not only grow but adapt, turn opportunities to advantage, to produce ever-(grading) rewards for our shareholders. And those are rewards which we at the new Inco expect to deliver. And I hope you’re going to be very happy with this new company. Thank you very much.

Operator:	Ladies and gentlemen that does conclude the conference call for today. Thank you very much for your participation and we ask that you please disconnect your lines. Have a nice day.

END